China Digital Ventures Corporation
Unit 603, 6/f., Malaysia Building, 50 Gloucester Road, Hong Kong., Tel: (852) 6625-0768
September 30, 2009
Mr. Larry Spirgel, Assistant Director Division of Corporation Finance United States Securities and Exchange Commission Washington, D.C. 20549
RE:
China Digital Ventures Corporation
Form 10-K for the Fiscal Year Ended September 30, 2008
Filed December 24, 2008
Forms 10-Q for the Quarterly Periods ended December 31, 2008, March 31, 2009, and June 30, 2009
File No.: 3-146727
Dear Mr. Spirgel,

We received your list of comments dated September 22, 2009 and would like to request for an extension to submit our replies to your comments on or before October 15, 2009.

As some of the comments require the Company to make changes or additional disclosures to the financial statements of our previous 10-K and 10Qs, for this reason the Company would appreciate if an extra 15 days extension could be granted so that our auditors can have sufficient time to review the revised annual and quarterly reports.

Your prompt reply is appreciated.

Your faithfully,

For and on behalf of

China Digital Ventures Corporation

/s/ Bing He

------------------------

Bing He

Director and CFO

C.C.:	Robert Bartelmes, Senior Financial Analyst Jessica Plowgian, Attorney-Advisor